UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aéropostale, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007865108

(CUSIP Number)

R. Cabell Morris Jr., Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5609

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on September 17, 2013 (the “Initial Schedule 13D”) is to reflect a name change of one reporting person from Hummingbird LLC to Lemur LLC.  Except for conforming changes related to this name change, there have been no changes to the number of shares beneficially owned by each reporting person or any other information reported in the Initial Schedule 13D.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Lemur LLC (f/k/a Hummingbird LLC)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1) Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person SP Investment Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1) Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person SP Investment Holdings Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners UBIT (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners ECI (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners MM, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Stefan L. Kaluzny

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person IN

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108	SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Aéropostale, Inc., a Delaware corporation (the “Issuer”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on September 17, 2013 (the “Initial Schedule 13D”). The principal executive offices of the Issuer are located 112 W. 34th Street, New York, New York 10120.

The Reporting Persons (defined below) are filing this Amendment No. 1 solely to reflect a name change of one Reporting Person.  The Reporting Persons hereby amend Items 2, 3 and 5 of the Initial Schedule 13D as set forth below to reflect such change.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2. Identity and Background

Effective October 10, 2013, Hummingbird LLC changed its name to Lemur LLC.  Except for the following conforming changes related to this name change, there have been no changes to the number of shares beneficially owned by each Reporting Person or any other information reported in the Initial Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

All references to “Hummingbird” shall be replaced with “Lemur”.

Item 4. Purpose of Transaction

No change from the Initial Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

All references to “Hummingbird” shall be replaced with “Lemur”.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change from the Initial Schedule 13D.

Item 7. Material to be Filed as Exhibits

No change from the Initial Schedule 13D.

CUSIP No. 007865108	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2013

LEMUR LLC

By:	SP Investment Holdings L.P.

its Managing Member

By:	Sycamore Partners GP, L.L.C.

its General Partner

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

SP INVESTMENT HOLDINGS L.P.

By:	Sycamore Partners GP, L.L.C.

its General Partner

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

SP INVESTMENT HOLDINGS COMPANY

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

its Sole Director

SYCAMORE PARTNERS (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.

its General Partner

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

SYCAMORE PARTNERS UBIT (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.

its General Partner

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

SYCAMORE PARTNERS ECI (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.

its General Partner

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

SYCAMORE PARTNERS GP, L.L.C.

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

SYCAMORE PARTNERS MM, L.L.C.

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

/s/ Stefan L. Kaluzny

STEFAN L. KALUZNY